Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$373,297	$290,422	$296,407	$309,054	$268,636
Add:
Portion of rents representative of the interest factor	12,442	12,623	13,229	13,565	12,768
Interest on debt & amortization of debt expense	128,385	141,174	150,763	154,188	152,740
Income as adjusted	$514,124	$444,219	$460,399	$476,807	$434,144
Fixed charges:
Interest on debt & amortization of debt expense (1)	$128,385	$141,174	$150,763	$154,188	$152,740
Capitalized interest (2)	1,895	2,642	1,690	3,860	4,583
Rents	37,326	37,868	39,686	40,696	38,304
Portion of rents representative of the interest factor (3)	12,442	12,623	13,229	13,565	12,768
Fixed charges (1)+(2)+(3)	$142,722	$156,439	$165,682	$171,613	$170,091
Ratio of earnings to fixed charges	3.60	2.84	2.78	2.78	2.55